

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 2, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Current Report on Form 8-K**
> **Response letter dated October 21, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1:

- Please tell us how your response that the Barbers did not own the 318,000 shares is consistent with the exhibit filed with the August 5, 2010 Form 8-K mentioned in your response. That exhibit indicates that the Barbers own the shares and are transferring them to Belmont;

- Given the portion of your response regarding the transfer of the 318,000 shares, please tell us how you determined that the August 5, 2010 Form 8-K mentioned in your response contains a complete description of the terms of the transaction and the identities of the parties involved;

- Please tell us why the disclosure on page 21 of the Form 10-K filed October 13, 2010 by WES Consulting does not reflect the lack reports filed pursuant to Section 16 mentioned in your response; and

- Please tell us, with a view toward clarified disclosure, which specific Section 16 statements are referenced in the bullet points on page 21 of the Form 10-K filed October 13, 2010 by WES Consulting;

2.   We note your response to prior comment 3; however, it appears the opinion you provided does not address whether the "Effective Time" occurred at a date "otherwise agreed" to by the parties, as provided in Section 1.3 of the agreement. Please provide a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie Kim, Esq.—Richardson & Patel LLP